Request acceleration of the qualification of Regulation A

LEMONT INC CIK: 0001617216
135-50 Roosevelt Ave., 308
Flushing, NY11354

March 20, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:
     Shannon Sobotka, Staff Accountant
     Robort Telewicz, Senior Staff Accountant
     Rahul Patel, Attorney-Advisor
     Erin E Martin, Senior Counsel

Re: Lemont Inc
     Offering Statement on Form 1-A
     Filed Febuary 18, 2015
     File No. 024-10437

We request acceleration of the qualification date of the pending offering statement.

We provide a written statement from the company acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for acceleration. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

Wanjun Xie
Wanjun Xie

President
Lemont Inc
Date: March 20, 2015